Innovative Solutions
FOR A SUSTAINABLE TOMORROW



ecology and environment, inc.
International Specialists in the Environment

2008 ANNUAL REPORT

Working Together, Finding Solutions℠

Ecology and Environment, Inc., ("E & E" or "the Company") is a broadly based environmental consulting firm whose underlying philosophy is to provide professional services so that global sustainable economic and human development may proceed with minimum negative environmental impact. The Company offers a broad range of consulting services including: strategic permitting, engineering, and environmental support for wind, solar, geothermal, pipeline, electric transmission, power generation, gasification, offshore energy, LNG, and other energy development.



Front and back covers: Under contract to the NYS Office of Parks, Recreation and Historic Preservation, E & E field biologists survey plant life on New York's side of the Niagara River Gorge to identify any endangered species that may be impacted by the state's planned rock-scaling activities.

Above: Environmental specialists reviewing plantings as part of the restoration of McKinstry Creek, Cattaraugus County, New York.

We also offer environmental restoration and water resources planning; environmental, social and health impact assessment; sustainability planning and reporting; climate change solutions including greenhouse gas (GHG) emissions inventory and verification, energy efficiency tracking and audits, green building design, LEED® consulting, and alternative transportation programs (GreenRide®); advanced information technology, geographic information systems (GIS), and data management; regulatory compliance support; pollution control engineering; and emergency planning and management.

To provide these services, E & E employs specialists in more than 85 disciplines in the physical, biological, social, and health sciences and engineering fields. We have completed more than 35,000 environmental projects in 83 countries. We have worked for a wide variety of clients in nearly every ecosystem on the planet.


The Company's project team prepares for a terrestrial ecological survey of the Ruby Pipeline's proposed route near Grouse Creek, Utah.

Financial Highlights

	Fiscal year ending July 31		
	2008	2007	Change
Revenues ('000s)	$110,533	$102,496	+7.8%
Net income from continuing operations ('000s)	1,834	2,715	-32.4%
Net income per common share from continuing operations (diluted)	0.43	0.64	-32.8%
Cash dividends declared per common share	0.36	0.34	+5.9%
Weighted average common shares outstanding			
Basic	4,164,186	4,194,673	-0.7%
Diluted	4,228,292	4,261,623	-0.8%

Working Together, Finding Solutions™ is an E & E service mark.

LEED® is the U.S. Green Building Council's registered service mark for its Leadership in Energy and Environmental Design Green Building Rating System.

GreenRide® is a registered E & E service mark.

The paper used for this annual report is 100% recycled, 100% post consumer waste, processed chlorine free, manufactured with wind-generated energy, printed with soy-based inks, and certified by FSC, Green Seal, and SmartWood.

To Our Shareholders


U.S. GREEN BUILDING COUNCIL
2008

Kevin S. Neumaier, P.E., *President and Chief Executive Officer* pictured with E & E's global headquarters which has won multiple awards for environmental sustainability.

The period since the publication of our last annual report has undoubtedly been the most turbulent time faced by the United States and global economy in the 21 years since E & E became a public company. Unlike many corporations, we are not highly dependent on the availability and/or cost of credit. Furthermore, despite all the turmoil, the demand for our services remains strong.

For E & E, operating as a sustainable business means that our vision is long-term. This is reflected in the ways we pursue environmental opportunities around the world and is an overriding factor affecting everything the Company does. We believe that strong financials are an important part of our corporate strategy. Our financial condition can be considered in light of the following factors as of our fiscal year-end on July 31st, 2008:

- **The Company had a book value of $39.3 million or $9.28 per share;**
- **We held cash and equivalents of $14.2 million; and**
- **We utilized only $1.9 million from a line of credit facility of $38.5 million.**

Acknowledging the Company's positive financial condition, in October 2008 E & E's Board of Directors increased the semiannual dividend payable to our Class A and Class B shareholders to 19 cents per share. This is our 46th consecutive dividend and the 13th increase since going public.

Company Undergoes Major Management Changes, Lists on NASDAQ

E & E recently undertook a number of significant management changes. Effective August 1, 2008, the Board of Directors appointed me President and Chief Executive Officer. My father, Gerhard, who had been serving in this capacity since co-founding the Company in 1970, remains chairman. Back in January 2008, when co-founder Ron Frank announced his partial retirement, the board appointed John Mye, P.E., as Vice President, Treasurer and Chief Financial Officer; attorney Colleen Mullaney-Westfall was appointed Assistant Secretary.

On September 8th, 2008 we switched from the American Stock Exchange to the NASDAQ Global Market. Our ticker symbol remains "EEI." Management feels that NASDAQ's electronic multiple market maker structure offers our company better exposure and liquidity than AMEX and that our investors stand to benefit by fast execution and the lowest cost per trade.

E & E is Providing Solutions to Global Climate Change

A major area of growth for E & E has been providing solutions to reduce carbon emissions. This is done primarily through services in the following areas:

- ✦ Non Carbon Energy
- ✦ Energy Transmission
- ✦ Energy Efficiency

Non-Carbon Energy

➤➤➤ Wind

E & E has substantial experience providing wind energy site developers with the professional services they require to economically and efficiently obtain the permits required by federal, state, and local authorities. To date, we have completed or are working on more than 200 projects for wind developers from New York to California and in Chile and Ecuador's Galapagos Islands.



➤➤➤ Solar

Over the past year the Company expanded its portfolio of solar energy development projects in eight states. As PV solar energy development costs continue to decline—and the emphasis on clean, domestic energy sources continues to rise—we are positioning the Company to flourish within this emerging market sector.

➤➤➤ Hydropower

Our subsidiary, Ecology and Environment do Brasil, is experiencing continuing growth in the Latin American market for electric transmission and renewable energy. It has been contracted to support the most comprehensive hydropower assessment study ever undertaken in Brazil. The project will create a useful tool for the policymakers and developers who plan to build new hydropower generation plants.

➤➤➤ Nuclear

The worldwide demand for nuclear power generation is growing to address global warming and climate change issues, and significant increases in global nuclear generating capacity are being forecast. E & E is working for the Nuclear Regulatory Commission to evaluate environmental issues with several reactor types. The company has also been involved with environmental issues associated with nuclear waste.



E & E provided environmental monitoring support during construction of the Wethersfield Wind Farm in New York.

››› Coal

Coal produces the greatest carbon emissions per unit of energy of all fossil fuels. It now provides the fuel for generating about 50% of U.S. electric consumption. China and India are making massive commitments to coal-fired plants as a means to further develop their growing nations.



Company ecologists sample aquatic life in a stream impacted by acid mine drainage in West Virginia.

E & E is involved in some groundbreaking work to reduce coal's environmental impact. We are a member of the pioneering Jamestown Oxy-Coal Alliance working to demonstrate the practicality of carbon capture and sequestration (CCS) to replace traditional boiler technology. CCS separates carbon dioxide from the emission stream and injects it into deep geologic formations where it is permanently sequestered. We are providing services for the 50-MW, coal-fired power plant in Jamestown, NY, the nation's first commercial coal-fired CCS power plant, including updating the project's environmental impact statement (EIS), acquiring environmental permits, monitoring geophysical and deep-drilling activities to evaluate the geological suitability of candidate well fields for CO_2 storage, and routing pipelines to these fields.

The Company is also working to lower coal mining's environmental impacts. For example, Massey Energy, Inc. designated E & E its program manager to develop new Corps of Engineers 404 Stream Fill permits for up to 30 of its mine sites in West Virginia. We're helping Massey develop new stream restoration practices that compensate for environmental impacts of their mining and improve habitats throughout the impacted watersheds.

Carbon capture and sequestration from coal-fired power plants.



Electricity
Coal Power Plant
Capture
CO_2
CO_2 Sequestration

Energy Transmission

▶▶▶ Electric

New electric transmission lines must be built or upgraded in order to move energy from new renewable sources that are situated away from population centers and electricity demand. E & E has highly credible experience with such linear projects. We are now providing services for a variety of electric transmission projects for the California Public Utility Commission, and in Brazil we are working on assessing and reducing the environmental impact of several thousand miles of electric transmission lines tying electric sources to population centers.



▶▶▶ Pipelines

The developers of the Ruby Pipeline Project engaged E & E to conduct an environmental feasibility analysis and permit roadmap to assist them to develop the specific pipeline route, identify environmental concerns and issues, develop resource reports, conduct surveys, prepare biological assessments, and apply for required permits. The four-year project proposes to construct approximately 670 miles (1,242 km) of 42-inch (107 cm) natural gas transmission pipeline from Wyoming's Opal Hub to a Malin, OR interconnect. We're also assisting them in developing a strategy addressing GHG emissions associated with the project.



E & E staff conducted biological assessments including stream, wetland, and T/E species surveys as part of the Company's extensive field program for the 670-mile, four-state Ruby Natural Gas Pipeline. Our field biologists also assessed the risks of construction delays related to migratory birds.

Energy Efficiency

E & E's leadership in energy efficiency has long been demonstrated in how we operate internally. We are now finding markets for these services. E & E started rewarding our employees for carpooling and using alternative transportation in 1973. We went on to commercialize our successful GreenRide® program and are now recognized as a leader in cutting-edge information technology (IT) software for ridesharing and alternative transportation. We built our global headquarters to the highest environmental standards in 1987, well before "green building" was a recognized term or the "in" thing to do. This year, we began commercializing our GreenMeter Web-based energy monitoring technology. Our broadly applicable solutions to improve efficiencies in the transportation and building sectors represent strong growth opportunities that should increase the value of E & E's brand.


Audit
Utilities
Interval Meter Data
Facilities
GREEN METER
Data Analysis
E&E Consultant Expert Analysis
Client Benefits
Dashboard
Implementation
Savings

www.greenmeter.com

▶▶▶ Transportation

E & E's GreenRide® team continued to build the customer base for the Metropolitan, Educational, and Employer editions of this product, adding clients such as Ann Arbor/South-Eastern Michigan Council of Governments (Detroit); the City of Richmond, WA; Duke, Florida International, and Oklahoma State universities; HSBC; Raytheon; and the South Florida Water Management District.. Marketing through New Zealand's Resolve Group, programs are now operating at the Rodney District Council and Tauranga in that island nation. In total, our 60 GreenRide® clients offer ridesharing services to over 38 million people. We've made numerous enhancements to our basic program and promote it by providing ridesharing services for attendees at large meetings and conventions.


GREENRIDE

▶▶▶ Buildings



The Company's founders, from left, Frank B. Silvestro, Gerald A. Strobel, P.E., Gerhard J. Neumaier, and Ronald L. Frank celebrate E & E's LEED® Platinum award. Our global headquarters is the oldest existing building worldwide to achieve this coveted designation.

In January 2008, E & E's global headquarters was awarded the LEED® Platinum Certificate – the most highly sought-after certification from the U.S. Green Building Council. That same month, New York State Energy Research and Development Authority (NYSERDA) awarded E & E a shared-cost contract to develop a working prototype of GreenMeter, our new system for tracking and analyzing energy usage. Designed for schools, universities, businesses, and commercial buildings, GreenMeter will be a packaged consultation service providing dynamic energy tracking and management. It blends advanced software technology with expert energy analysis, offering a unique, easy-to-use approach to collecting, storing, and displaying near-real-time energy consumption in order to reduce energy costs and environmental emissions.

▶▶▶ Other Climate Change Services

In conjunction with the Wild Center and Adirondack Energy $mart Park Initiative, E & E has begun working on a carbon offset program in New York's 6-million-acre Adirondack Park. It will serve as a replicable model for other regions to generate local investment while mitigating climate change. We are conducting a community GHG inventory to create a baseline and identify the most marketable potential offsets. This is part of an effort to develop "shovel-ready" GHG offset projects that the client can market to potential offset developers as part of an overall strategy to make the Adirondacks carbon neutral by 2015.

In May 2008, the New York State Department of Environmental Conservation (NYSDEC) engaged us to provide support for its Unit Management Plan-Draft EIS and a related Cumulative Impact Analysis at the Belleayre Mountain Ski Center in the Catskills. Among other duties, we are assessing GHG emissions resulting from construction activities and analyzing further issues related to global climate change.

Global Demand for Our Services Remains Strong

E & E provides a wide variety of environmental services in addition to those helping to provide solutions to climate change. Here are some highlights:

In December 2007, Compañía Española de Petróleos S.A. (CEPSA) engaged Walsh Perú S.A., an E & E subsidiary, to conduct physical, sociocultural, and biological evaluations to develop the environmental impact assessment (EIA) for a 2D Seismic Project in Block 127 in Peru's Northern Jungle region. Walsh Perú will specify certain management measures to assure the minimization of the petroleum development project's possible impacts on an area that has been classified as having wetlands of international importance. The firm was also awarded a contract by Petroperú to prepare an EIA of the Talara Refinery Plant, one of Peru's largest oil refineries.

The Company's Chinese operations also have been busy. In October 2007, we instituted a $1.6 million project to provide technical, management, and financial advice for the Shandong Provincial Construction Bureau's Shandong Hai River Basin Pollution Control Project. In August 2008, we began a program involving business planning for wastewater treatment for the Second Guangdong Pearl River Delta Urban Environment Project. We are completing the first $1 million phase of our support for the Tai Lake Pollution Survey, Financing, and Pollution Control Action Plan.

An E & E wildlife biologist recently completed critical habitat assessments of endangered mammals for the Guinea Alumina Corporation (GAC) in order to determine local activities of the West African chimpanzee and to search for Temminck's red colobus monkey and the Pygmy hippopotamus in its mining concession in western Guinea, near the border of Guinea Bissau. Work is continuing on our five-year, $1.8-million contract with Millennium Challenge Corp. to monitor and assess environmental and social impacts of projects proposed under its compacts in Central America. In Nicaragua, we're helping to improve the property registration system, supporting the upgrading of part of the Pacific Corridor highway to improve access to markets and social services and increasing rural business productivity by supporting initiatives that facilitate higher-profit agriculture. In Honduras, we're reviewing designs and mitigation programs to rehabilitate the Central Logistical Corridor and supporting rural development projects targeting the farm-to-market process.



E & E's project manager engaged a local hunter to guide her through the Guinean terrain where chimpanzees were active. Note the chimp's sleeping nest behind them.

E & E is performing five tasks under our fifth consecutive basic ordering agreement with the Illinois Department of Transportation (IDOT), which could be worth up to $4.5 million over two years. Our work encompasses hazardous waste and underground storage tank investigations, oversight of emergency responses at IDOT construction sites, evaluating corrective actions, and implementing remedial programs. We are auditing more than 250 facilities for New York City's Department of Environmental Protection to evaluate its compliance with local, state, and federal health, safety, and environmental regulations. The four-year, $2.9 million contract covers all five boroughs plus the Croton and Catskill/Delaware watersheds.



E & E Vice President Nancy Aungst discusses operations with two U.S. Navy pilots during the public hearings we ran for DoD as part of the EIS we are preparing for the introduction of the P-8A as the updated airframe for the Multi-Mission Aircraft.

In May 2008, E & E received a $1.2 million contract from the U.S. Navy to prepare an EIS for the closure and reuse of the Naval Air Station in Brunswick, ME. A reuse master plan has been developed incorporating smart growth strategies that promote sustainable development and balance economic development, environmental protection, and the preservation or enhancement of the quality of life for area residents. The Company developed a $500,000 encroachment action plan for Naval Station Norfolk involving four areas in Norfolk and Portsmouth, VA and Morehead City, NC. The plan identifies activities and regulations that are external to the DoD installation but that can affect its ability to carry out current and future military missions as well as actions to address these issues.

For the past three years, E & E has been providing ongoing emergency management planning services to the Albany County (NY) Department of Health under funding from the U.S. Centers for Disease Control and Prevention's (CDC's) Cities Readiness Initiative. In June 2008, CDC completed its comprehensive audit of the county's preparedness activities and granted them a score of 99 out of 100 — the highest awarded to date nationwide to any local public health department — thanks to our professional support.



In May, the U.S. Environmental Protection Agency (EPA) awarded E & E a Superfund Technical Assessment and Response Team (START) contract to supply it with technical support to assess and clean up environmental releases of oil, petroleum, and hazardous substances that pose threats to the public in Region 9, covering the Pacific Southwest. The contract has a two-year base period and two one and one-half year option periods. With all option years plus access to an increased capacity pool to support the Agency in the event of an incident of national significance, this contract could total $64 million over five years.



E & E is Strong Despite a Slowing Economy

With the recent global financial crisis, it is difficult to accurately project the future. E & E is designed to be a sustainable company and has remained relatively stable thanks to our conservative financial structure. We have cash on hand and very modest debt. We believe that we are well-positioned in the long run and will be able to take advantage of opportunities in the short run.

We have no retail clients and very little work associated with real estate development. The impact of the financial crisis does not appear to have direct impacts on E & E, although we are watching for secondary impacts. Running counter to the economic downturn, the growth in public concern for the environment has been increasing globally. We also observe this concern at the national and state levels and believe that the positions President-elect Obama voiced during his campaign about the need for renewable energy, energy independence, and mitigation of climate change are positive for our business. In the long term, providing environmental services and solutions to global climate change looks to be an excellent market and one in which E & E is well-positioned.

Kevin S. Neumaier, P.E., *President and Chief Executive Officer*

Chairman's Letter to Shareholders

Effective August 1, 2008, our Board named Kevin Neumaier as President and CEO. We also integrated various aspects of our environmental sustainability business into a new group, promoting Gerard Gallagher III to Senior Vice President and Director of this business unit. These appointments are part of a leadership development program we began six years ago to create a senior group of young executives who can take E & E to a new level.

I remain as Chairman of the Board and will concentrate most of my efforts in the high-potential area of International Business Development and the business aspects of our efforts for global sustainability.

We have positioned ourselves well in all segments of the environmental market. We expect to make a contribution to our customers' efforts to lower their costs as they step up their efforts to become more "green." We have had an image of being green before it was in vogue. We believe in what we are doing and will make every effort to help improve the quality life wherever we can. We look forward to the challenges we face.

Gerhard J. Neumaier, *Chairman and Director*

GreenRide® is a registered E & E service mark.



Selected Consolidated Financial Data

The financial statements presented below have been restated to give retroactive effect to the fiscal year 2008 discontinuance of the Company's Venezuelan subsidiary. See Note 9 to consolidated financial statements for additional information.

	Year ended July 31,				
	2008	2007	2006	2005	2004
	(In thousands, except share and per share amounts)				
Operating data:					
Revenues	$ 110,533	$ 102,496	$ 97,080	$ 90,382	$ 109,572
Income (loss) from operations	5,593	5,310	5,833	(1,839)	6,399
Income (loss) from continuing operations before income taxes and minority interest	5,553	5,720	5,968	(2,043)	6,341
Net income (loss) from continuing operations	$ 1,834	$ 2,715	$ 2,982	$ (1,390)	$ 2,683
Net income (loss) from discontinued operations	1	359	(399)	(197)	(282)
Net income (loss)	$ 1,834	$ 3,074	$ 2,583	$ (1,587)	$ 2,401
Net income (loss) per common share: basic					
Continuing operations	$ 0.44	$ 0.65	$ 0.71	$ (0.33)	$ 0.64
Discontinued operations	—	0.08	(0.09)	(0.05)	(0.07)
Net income (loss) per common share: basic	$ 0.44	$ 0.73	$ 0.62	$ (0.38)	$ 0.57
Net income (loss) per common share: diluted					
Continuing operations	$ 0.43	$ 0.64	$ 0.71	$ (0.33)	$ 0.63
Discontinued operations	—	0.08	(0.09)	(0.05)	(0.07)
Net income (loss) per common share: diluted	$ 0.43	$ 0.72	$ 0.62	$ (0.38)	$ 0.56
Cash dividends declared per common share:					
Basic and Diluted	$ 0.36	0.34	$ 0.33	$ 0.32	$ 0.32
Weighted average common shares outstanding:					
Basic	4,164,186	4,194,673	4,180,287	4,160,834	4,185,002
Diluted	4,228,292	4,261,623	4,188,278	4,160,834	4,243,304

	Year ended July 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)				
Balance sheet data:					
Working capital	$ 36,871	$ 34,313	$ 28,306	$ 28,373	$ 27,993
Total assets	75,602	71,206	69,152	57,305	62,504
Long-term debt	482	385	342	328	336
Shareholders' equity	39,254	40,913	37,627	36,284	39,383
Book value per share:					
Basic	$ 9.43	$ 9.75	$ 9.00	$ 8.72	$ 9.41
Diluted	$ 9.28	$ 9.60	$ 8.98	$ 8.72	$ 9.28

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities provided $2.5 million of cash during fiscal year 2008 mainly due to income from continuing operations for fiscal year 2008, an increase in other accrued liabilities and a decrease income tax receivable. Other accrued liabilities increased $1.1 million during fiscal year 2008 mainly due to an increase in billings in excess of revenue. Income tax receivable decreased $1.3 million during fiscal year 2008. Minority interest expense was $1.6 million during fiscal year 2008. Offsetting these were uses of cash from contracts receivable, accounts payable and other current assets. Contracts receivable increased $5.1 million during fiscal year 2008. Accounts payable decreased $.7 million during fiscal year 2008. Other current assets increased $.6 million during fiscal year 2008.

Financing activities consumed $1.5 million of cash during fiscal year 2008. The Company paid dividends in the amount of $1.5 million or $.36 per share and $.8 million in distributions to minority partners during fiscal year 2008. The net cash inflow on long-term debt and capital lease obligations was $.8 million during fiscal year 2008, mainly attributable to proceeds received from a $1.0 million short-term loan held by E&E do Brasil.

The Company maintains unsecured lines of credit available for working capital and letters of credit of $20 million with various banks at one-half percent below the prevailing prime rate. Other lines are available solely for letters of credit in the amount of $18.5 million. The Brazilian subsidiary in July 2008 borrowed $1 million under a four month term note at 5.19% annualized interest rate. The Company guarantees both the Brazilian term note and the Walsh Environmental line of credit. The banks have recently reaffirmed the Company's lines of credit. At July 31, 2008 and 2007 the Company had letters of credit outstanding totaling approximately $1.2 million and $1.3 million, respectively. At July 31, 2008 there was only the $1 million borrowing from the Brazilian subsidiary for working capital. After letters of credit and loans, there is $37.0 million of line still available at July 31, 2008. At July 31, 2008 there were no borrowings for working capital against the lines of credit. The Company believes that cash flows from operations and borrowings against the line of credit will be sufficient to cover all working capital requirements for at least the next twelve months and the foreseeable future.

Results of Operations

Revenue

Fiscal Year 2008 vs 2007

Revenue for fiscal year 2008 was $110.5 million, an increase of $8.0 million or 8% from the $102.5 million reported in fiscal year 2007. The increase in revenue was due mainly to increases in revenue at the parent company (Ecology and Environment, Inc) and by E & E's majority owned subsidiaries Walsh Environmental and E&E do Brasil. E & E's revenue increased $2.5 million during the fiscal year 2008 from work on contracts in the Company's energy and state sectors offset by decreases in work for the federal government sectors. Revenues from Walsh Environmental were $27.0 million for fiscal year 2008, an increase of 11% from the $24.4 million reported in fiscal year 2007. The increase in Walsh Environmental revenues was mainly attributable to increased activity in the environmental remediation and asbestos markets. Revenues from E&E do Brasil were $7.2 million for fiscal year 2008, an increase of $2.2 million or 44% over the prior year due mainly to increased work in the public and private power industries. Revenue from commercial clients of the parent company was $21.2 million for fiscal year 2008, an increase of $2.8 million from the $18.4 million reported in the prior year. The increase in commercial revenue was attributable to an increase in activity in the domestic energy market. Revenue from state clients of the parent company was $27.1 million for fiscal year 2008, an increase of $3.1 million from the $24.0 million reported in fiscal year 2007 due mainly to increases in work in Washington, New York and Texas. Revenue from federal government clients of the parent company was $21.4 million during fiscal year 2008, a decrease of 13% from the $24.7 million reported in the prior year. The decrease in federal government revenue was mainly due to decreased activity on United States Department of Defense contracts.

Revenues for the fourth quarter of fiscal year 2008 increased $5.0 million mainly attributable to increases in revenue at the parent company and by E & E's majority owned subsidiaries Walsh Environmental and E&E do Brasil. Revenues of the parent company E&E, Inc increased $3.3 million during the fourth quarter of fiscal year 2008 mainly attributable to increased work on contracts in the Company's energy sector. Walsh Environmental reported revenues of $7.6 million for the fourth quarter of fiscal year 2008, an increase of 12% from the $6.8 million reported in the fourth quarter of fiscal year 2007. Revenues from E&E do Brasil were $2.2 million for the fourth quarter of fiscal year 2008, an increase of 38% from the $1.7 million reported in the fourth quarter of the prior year. Revenue from commercial clients of the parent company was $7.9 million for the fourth quarter of fiscal year 2008, an increase of $3.6 million from the $4.3 million reported in the fourth quarter of fiscal year 2007.

Fiscal Year 2007 vs 2006

Revenue for fiscal year 2007 was $102.5 million, an increase of 6% over the revenue reported in fiscal year 2006. The increase was mainly attributable to increases in work performed by E & E's majority owned subsidiaries Walsh Environmental and E&E do Brasil. Revenues from Walsh Environmental were $24.4 million for fiscal year 2007, an increase of 36% from the $17.9 million reported in fiscal year 2006. The increase in Walsh

Environmental revenues was mainly attributable to increased activity in its energy and mining sectors. Revenues from E&E do Brasil were $5.0 million for fiscal year 2007, an increase of $2.3 million or 85% over the prior year due mainly to increased work in the public and private power industries. The Company's Chilean subsidiary, Gestion Ambiental Consultores (GAC), reported revenues of $2.9 million during fiscal year 2007, an increase of $.9 million from the $2.0 million reported in fiscal year 2006. The increase in GAC revenues was due to increased activity in its gas and mining sectors. During fiscal year 2007, revenues from state clients of the parent company increased $.9 million from the $23.1 million reported during the prior year. The increase in state revenue was mainly attributable to an increase in work levels on contracts in New York and Washington. Offsetting these increases for fiscal year 2007 were reduced revenues from work performed on contracts in the Middle East and from various United States Federal government agencies, primarily the United States Department of Defense clients (DOD). Revenue from DOD clients of the parent company decreased $3.7 million during fiscal year 2007 due to a $10.6 million decrease in work performed on contracts associated with the relief efforts for the Gulf Coast hurricanes.

The Company reported an increase of $5.3 million in revenue during the fourth quarter of fiscal year 2007 attributable to increases in revenue from state clients of the parent company, Walsh Environmental and E&E do Brasil. Revenues from state clients were $7.1 million, a 37% increase from the $5.2 million reported in the fourth quarter of fiscal year 2006. The increase in state revenue was mainly attributable to an increase in work performed on contracts in New York. Walsh Environmental reported revenues of $6.8 million for the fourth quarter of fiscal year 2007, an increase of $2.0 million over the fourth quarter of the prior year. E&E do Brasil reported revenues of $1.6 million for the fourth quarter of fiscal year 2007, a 129% increase from the $.7 million reported in the fourth quarter of fiscal year 2006.

Income From Continuing Operations Before Income Taxes and Minority Interest

Fiscal Year 2008 vs 2007

The Company's income from continuing operations before income taxes and minority interest was $5.6 million for fiscal year 2008, slightly less than the $5.7 million reported in fiscal year 2007. Gross profits increased $4.6 million during fiscal year 2008 as a result of the increased revenue reported at the parent company E&E, Inc, Walsh Environmental and E&E do Brasil in addition to a decrease in corporate-wide subcontract costs. The increased gross profits were offset by higher indirect costs in fiscal year 2008. Due to increased staffing levels and business development and proposal costs worldwide, consolidated indirect costs increased $4.2 million in fiscal year 2008. The increase in business development and proposal costs was due to the Company's commitment to invest in significant future opportunities in the alternative and clean technology energy sectors. The Company continues to increase business development costs worldwide to capitalize on the global demands for energy and environmental infrastructure improvements in concert with heightened concerns over global warming. Staffing levels throughout the company increased 12% during fiscal year 2008 as a result of increased manpower needs necessary to accommodate the increase in corporate revenue. During fiscal year 2008, E&E recorded an additional accrual related to Financial Accounting Standards Board (FASB) Interpretation No. 48 "Uncertainty in Income Taxes" (FIN 48) of approximately $740,000 or $.15 per share after tax. This accrual included additional interest and penalties of approximately $590,000 ($.12 per share after tax) as well as a foreign exchange loss of $144,000 ($.02 per share after tax) to adjust the FIN 48 Kuwait tax reserve to current exchange rates. This expense is related to the contested Kuwait taxes. The Company has continued its assertion of a contractual obligation for reimbursement from the Public Authority for Assessment of Compensation for Damages Resulting from Iraqi Aggression (PAAC) should any tax liability be agreed to with the Kuwait Ministry of Finance, however the assessment of this reimbursement is not permitted under FIN 48.

The Company's income from continuing operations before income taxes and minority interest was $2.8 million for the fourth quarter of fiscal year 2008, up $1.9 million from the $.9 million reported in the fourth quarter of fiscal year 2007. The increased gross profits were offset by higher indirect costs in the fourth quarter. Consolidated indirect costs increased $1.0 million mainly attributable to the increased revenue at E&E, Inc and E&E do Brasil as well as increased staffing levels and operational expenses related to the overall business growth throughout the Company. The increase of income from continuing operations before income taxes and minority interest in the fourth quarter of fiscal year 2008 was mainly due to increased revenues at the parent company and E&E do Brasil. Gross profits increased $2.8 million during the fourth quarter of fiscal year 2008 as a result of the increase in revenue.

Fiscal Year 2007 vs 2006

The Company's income from continuing operations before income taxes and minority interest was $5.7 million for fiscal year 2007, down 5% from the $6.0 million reported in fiscal year 2006. Gross margins increased during fiscal year 2007 due to an increase in higher margin work at the parent company and increased revenue at Walsh Environmental. Consolidated indirect costs increased $5.2 million during fiscal year 2007 as a result of revenue growth in subsidiaries, increased marketing and bid and proposal costs, and a more normalized staff utilization subsequent to the completion of the hurricane work in fiscal year 2006. Marketing and bid and proposal costs were $10.7 million for fiscal year 2007, an increase of $1.4 million from the $9.3 million reported in the prior year. The increase in marketing and bid and proposal work was due to an investment in significant future opportunities in the alternative and clean technology energy sectors. Interest income was $540,000 for fiscal year 2007, up 154% from the $213,000 reported during the prior year. The increase in interest income was consistent with the increased cash generated by the Company from the completion of major projects and the sale of the shrimp farm.

The Company's income from continuing operations before income taxes and minority interest was $.9 million for the fourth quarter of fiscal year 2007, down $.7 million from the $1.6 million income reported in the fourth quarter of fiscal year 2006. Interest income increased $62,000 from the $81,000 reported during the fourth quarter of fiscal year 2006. Consolidated indirect costs increased $2.1 million during the fourth quarter of fiscal year 2007 as a result of a decrease in staff utilization at the parent company, an increase in marketing and bid and proposal costs, and costs associated with the continued revenue growth of Walsh Environmental and E&E do Brasil. Marketing and bid and proposal costs were $2.9 million for the fourth quarter of fiscal year 2007, up 26% from the $2.3 million reported in the fourth quarter of fiscal year 2006.

Discontinued Operations

During the fourth quarter of 2007, due to a continuing deterioration in business and political conditions in Venezuela and the likelihood that E&E's Venezuelan subsidiary would no longer be able to compete for contracts within the country, the Company evaluated its investment in its Venezuelan subsidiary and recognized a write-off of $1.1 million ($146,000 after tax or $.03 per share) to reflect the estimated reduction in the value of the net assets of the Company's Venezuela subsidiary. During the first quarter of 2008, the Company decided to close its subsidiary in Venezuela effective as soon as possible and, accordingly, has reclassified its operations as discontinued. The cessation of business in Venezuela has resulted in termination benefits for employees according to in-country regulations and other charges which have not been significant.

On January 9, 2007 the Company sold its interest in the shrimp farm in Costa Rica to the Roozen Group for $2,500,000 in cash. When the farm was closed in fiscal year 2003, the Company recorded an impairment charge. The previously unrecognized foreign translation loss in the amount of approximately $1.5 million has been accounted for in the computation of the current year gain on sale. There was a pretax gain on the sale of the farm of approximately $960,000 after deducting costs of the sale. This gain was included in the accompanying financial statements under discontinued operations.

Income Taxes

Effective August 1, 2007, the Company was required to adopt FIN 48. FIN 48 applies to all income tax positions and clarifies the recognition of tax benefits in the financial statements by providing a two-step approach to recognition and measurement. The first step involves assessing whether the tax position is more likely than not to be sustained upon examination based on the technical merits. The second step involves measurement of the amount to recognize. Tax positions that meet the more likely than not threshold are measured at the largest amount of tax benefit greater than 50% likely of being realized upon ultimate finalization with tax authorities.

Upon adoption, the Company recorded a decrease to retained earnings as of August 1, 2007 of $2,845,845 as a cumulative effect of a change in accounting principle for the adoption of FIN 48 with corresponding increases to the liability for uncertain tax positions of $2,502,108, the non-current deferred tax asset of $1,116,079, and the liability for interest and penalties associated with uncertain tax positions of $1,447,955. The Company also decreased the current deferred tax assets of $67,869 and minority interest liability of $56,008. At August 1, 2007 E & E had approximately $2,523,443 of gross unrecognized tax benefits that if recognized, would favorably affect the effective income tax rate in future periods.

The Company's majority owned subsidiary, the Consortium of International Contracts LLC (CIC) entered into three Environmental Services Agreements (ESAs) with a public authority of the State of Kuwait which were funded by the United Nations Compensation Commission (UNCC). CIC's work connected with the ESAs began in fiscal 2002 and extended into fiscal year 2007. The ESAs between the client, the Public Authority for Assessment of Compensation for Damages Resulting from Iraqi Aggression (PAAC), and CIC were signed in January of 2002. These ESAs contemplated the receipt of a tax exemption order from Kuwait's Ministry of Finance declaring that the income generated by CIC, and in turn the Company, to the extent that the Company performed work for CIC under the ESAs would be exempt from Kuwait income tax. The ESAs also provide that CIC would be entitled to be reimbursed by PAAC for Kuwait income tax costs, if any, as finally determined. CIC was given written notice in May 2002 by PAAC that the tax exemption order contemplated in the ESAs had officially been granted by the Ministry of Finance and that CIC would not be required to obtain a tax clearance certificate. In fiscal year 2007, CIC received notification from PAAC that it should file Kuwait income tax returns, notwithstanding the earlier May 2002 notification letter to the contrary, with the Ministry of Finance in order to facilitate the closure and final payments under the ESAs. Upon notification from PAAC in fiscal year 2007, the Company evaluated their position under the related guidance of FAS 5 "Accounting for Contingencies" and concluded a reasonable estimate could not be identified. While the Company evaluated the likelihood of the probability of success of its tax exempt status, a reasonable estimate of the tax liability of the contracts could not be made due to the subjective nature of the Kuwait tax system on foreign companies. In addition, the Company considered, and still maintains that any additional tax liability would be offset by an obligation for reimbursement from its client PAAC for any income taxes, penalties and interest.

Under the new guidance for uncertain tax positions, the Company does not believe that the tax exempt order claimed by PAAC to have been received, will meet the more likely than not threshold to obtain benefit, and has therefore accrued a cumulative impact of adoption related to the Kuwait income taxes. The Company has continued its assertion of a contractual obligation for reimbursement from PAAC should any tax liability be agreed to with the Kuwait Ministry of Finance, however the assessment of this reimbursement is not permitted under FIN 48. E & E's management believes that, given the ESAs provisions, providing for reimbursement of any Kuwait income taxes, this liability recorded for estimated income taxes in Kuwait, may lead to volatility in the Company's future reported earnings when the Company's actual exposure is settled.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through fiscal 2006. The Company's tax matters for the fiscal years 2007 and 2008 remain subject to examination by the Internal Revenue Service. The Company's New York State tax matters have been concluded for years through fiscal 2005. The Company's tax matters in other material jurisdictions remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses. For the year ended July 31, 2008, E&E recognized interest and penalties of approximately $576,000. For the year ended July 31, 2008, E&E incurred a foreign exchange loss of $144,000 to adjust the FIN 48 Kuwait tax reserve, penalties and interest and related federal tax benefit to current exchange rates.

It is reasonably possible that the liability associated with our unrecognized tax benefits will increase or decrease within the next twelve months. These changes will most likely be the result of the Kuwait tax matter described above. At this time, an estimate of the range of the reasonably possible outcomes cannot be made.

At July 31, 2008, E&E had approximately $2,746,504 of gross unrecognized tax benefits that if recognized, would favorably affect the effective income tax rate in future periods. At July 31, 2008, the liability for uncertain tax positions and associated interest and penalties are classified as noncurrent liabilities.

The estimated effective tax rate for fiscal year 2008 is 38.0%, up from the 18.2% reported for fiscal year 2007. The effective rate for fiscal year 2007 was lower due to a reduction in the Company's estimated tax liabilities as a result of the completion of audits in fiscal year 2007.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurement" (SFAS 157), which established a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. SFAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Company is assessing the impact that the adoption of SFAS 157 may have on its financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). The fair value option established by SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is assessing the impact that the adoption of SFAS 159 may have on its financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - An amendment of ARB No. 51." This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, for the fiscal year ending July 31, 2010 for the Company). Earlier adoption is prohibited. The Company is currently assessing the effect SFAS No. 160 will have on its financial statements.

In December 2007, the FASB issued SFAS No. 141 R (revised 2007), "Business Combinations " (SFAS 141R). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning August 1, 2009 and will change the accounting for business combinations on a prospective basis. The Company is assessing the impact that the adoption of SFAS 141R may have on its financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities". This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company is assessing the impact that the adoption of EITF 03-6-1 may have on its financial statements.

Critical Accounting Policies and Use of Estimates

Management's discussion and analysis of financial condition and results of operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, income taxes, impairment of long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company's revenues are derived primarily from the professional and technical services performed by its employees or, in certain cases, by subcontractors engaged to perform on contracts we enter into with our clients. The revenues recognized, therefore, are derived from our ability to charge clients for those services under the contracts.

The Company employs three major types of contracts: "cost-plus contracts," "fixed-price contracts" and "time-and-materials contracts." Within each of the major contract types are variations on the basic contract mechanism. Fixed-price contracts generally present the highest level of financial and performance risk, but often also provide the highest potential financial returns. Cost-plus contracts present a lower risk, but generally provide lower returns and often include more onerous terms and conditions. Time-and-materials contracts generally represent the time spent by our professional staff at stated or negotiated billing rates.

Fixed price contracts are accounted for on the "percentage-of-completion" method, wherein revenue is recognized as project progress occurs. Time and material contracts are accounted for over the period of performance, in proportion to the costs of performance, predominately based on labor hours incurred. If an estimate of costs at completion on any contract indicates that a loss will be incurred, the entire estimated loss is charged to operations in the period the loss becomes evident.

The use of the percentage of completion revenue recognition method requires the use of estimates and judgment regarding the project's expected revenues, costs and the extent of progress towards completion. The Company has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that completion costs may vary from estimates.

Most of our percentage-of-completion projects follow a method which approximates the "cost-to-cost" method of determining the percentage of completion. Under the cost-to-cost method, we make periodic estimates of our progress towards project completion by analyzing costs incurred to date, plus an estimate of the amount of costs that we expect to incur until the completion of the project. Revenue is then calculated on a cumulative basis (project-to-date) as the total contract value multiplied by the current percentage-of-completion. The revenue for the current period is calculated as cumulative revenues less project revenues already recognized. The recognition of revenues and profit is dependent upon the accuracy of a variety of estimates. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway.

For some contracts, using the cost-to-cost method in estimating percentage-of-completion may overstate the progress on the project. For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods such as actual labor hours, for measuring progress on the project and recognize revenue accordingly. For instance, in a project where a large amount of equipment is purchased or an extensive amount of mobilization is involved, including these costs in calculating the percentage-of-completion may overstate the actual progress on the project. For these types of projects, actual labor hours spent on the project may be a more appropriate measure of the progress on the project.

The Company's contracts with the U.S. government contain provisions requiring compliance with the Federal Acquisition Regulation (FAR), and the Cost Accounting Standards (CAS). These regulations are generally applicable to all of the Company's federal government contracts and are partially or fully incorporated in many local and state agency contracts. They limit the recovery of certain specified indirect costs on contracts subject to the FAR. Cost-plus contracts covered by the FAR provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed. Most of our federal government contracts are subject to termination at the convenience of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

Federal government contracts are subject to the FAR and some state and local governmental agencies require audits, which are performed for the most part by either the EPA Office of Inspector General (EPAOIG) or the Defense Contract Audit Agency (DCAA). The EPAOIG and DCAA audit overhead rates, cost proposals, incurred government contract costs, and internal control systems. During the course of its audits, the EPAOIG or DCAA may question incurred costs if it believes we have accounted for such costs in a manner inconsistent with the requirements of the FAR or CAS and recommend that our U.S. government financial administrative contracting officer disallow such costs. Historically, we have not experienced significant disallowed costs as a result of such audits. However, we can provide no assurance that such audits will not result in material disallowances of incurred costs in the future.

The Company maintains reserves for cost disallowances on its cost based contracts as a result of government audits. Government audits have been completed and final rates have been negotiated through fiscal year 2001. The Company has estimated its exposure based on completed audits, historical experience and discussions with the government auditors. If these estimates or their related assumptions change, the Company may be required to record additional charges for disallowed costs on its government contracts.

Allowance for Doubtful Accounts and Contract Adjustments

We reduce our accounts receivable and costs and accrued earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions that the client may be subject to.

Deferred Income Taxes

We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances based on our judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized in future operating results. Management believes that realization of deferred tax assets in excess of the valuation allowance is more likely than not. Our estimates are based on facts and circumstances in existence as well as interpretations of existing tax regulations and laws applied to the facts and circumstances, with the help of professional tax advisors. Therefore, we estimate and provide for amounts of additional income taxes that may be assessed by the various taxing authorities.

In July of 2006, the FASB issued FIN 48, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company adopted FIN 48 beginning August 1, 2007. See Note 18 to Consolidated Financial Statements for additional information.

Changes in Corporate Entities

On September 1, 2007 Gustavson Associates LLC purchased from minority unit holder, Prospect Resources, their remaining 50 ownership units. Prospect was paid $466,708 for its units with 25% of the amount paid in cash, and the assumption of a three year note with a six percent annualized interest rate. The purchase price that was paid was at a premium over the capital value of the units. This excess created additional goodwill of $255,578 which was recorded in the first quarter of fiscal year 2008.

On May 15, 2007 one of the Walsh Peruvian minority shareholders sold 14% of their shares in that subsidiary for $332,000. Half of the shares were repurchased by the Peruvian company, and the other half was purchased by Walsh Environmental Scientists and Engineers, LLC (the majority shareholder). Both of the transactions were completed for the same terms and conditions. Half of the purchase price was paid in cash and the remainder was taken as loans to be repaid over a two and a half year period. The purchase price that was paid was at a premium over the book value of the stock. This has created additional goodwill of approximately $147,000 that was recorded in the fourth quarter of fiscal year 2007.

On January 9, 2007 the Company sold its interest in the shrimp farm in Costa Rica to the Roozen Group for $2,500,000 in cash. There was a pretax gain on the sale of the farm of approximately $960,000 after deducting costs of the sale. This gain is included in the accompanying financial statements under discontinued operations.

On December 29, 2006 a capital infusion of $500,000 was made to E & E do Brasil, Ltda. order to fund working capital requirements resulting from the subsidiary's significant growth. On the same date the Company entered into a loan agreement for $120,000 each with its two Brazilian partners. The loans were granted to allow them to maintain their ownership percentage in E & E do Brasil, Ltda. (a limited partnership). The loans made to the partners are payable to Ecology and Environment, Inc., and are five year loans with annual principal repayments, and twelve per cent interest costs due on the outstanding balance. The loans are secured by the partners' shares.

Inflation

Inflation has not had a material impact on the Company's business because a significant amount of the Company's contracts are either cost based or contain commercial rates for services that are adjusted annually.

Management's Report on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of

Ecology and Environment, Inc.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance to management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation to assess the effectiveness of our internal control over financial reporting as of July 31, 2008. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our evaluation, we concluded that, as of July 31, 2008, our internal control over financial reporting is effective based on those criteria. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

By:/s/ Kevin S. Neumaier, Chief Executive Officer

By:/s/ H. John Mye, Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Ecology and Environment, Inc.

We have audited the accompanying consolidated balance sheets of Ecology and Environment, Inc. and its subsidiaries (Company) as of July 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended July 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ecology and Environment, Inc. and its subsidiaries as of July 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 18 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," effective August 1, 2007.

Schneider Downs & Co., Inc.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

October 28, 2008

Consolidated Balance Sheet

Assets	July 31, 2008	July 31, 2007
Current assets:		
Cash and cash equivalents	$ 14,178,094	$ 15,554,523
Investment securities available for sale	1,173,195	101,009
Contract receivables, net	41,545,935	36,742,288
Deferred income taxes	4,450,693	5,196,728
Income tax receivable	15,556	1,357,213
Other current assets	2,357,307	1,686,588
Total current assets	63,720,780	60,638,349
Property, building and equipment, net	7,873,248	7,725,535
Deferred income taxes	2,386,424	1,404,232
Other assets	1,621,144	1,438,329
Total assets	$ 75,601,596	$ 71,206,445

Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 9,509,351	$ 10,178,873
Accrued payroll costs	5,901,980	6,191,434
Income taxes payable	—	664,085
Deferred revenue	91,822	90,791
Current portion of long-term debt and capital lease obligations	1,377,827	333,229
Other accrued liabilities	9,968,490	8,866,707
Total current liabilities	26,849,470	26,325,119
Income taxes payable	2,734,788	—
Accrued interest and penalties	2,111,988	—
Long-term debt and capital lease obligations	481,757	385,270
Minority interest	4,169,247	3,582,968
Commitments and contingencies (see note #10)	—	—
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized - 2,000,000 shares; no shares issued	—	—
Class A common stock, par value $.01 per share; Authorized - 6,000,000 shares; issued - 2,661,498 shares	26,615	26,615
Class B common stock, par value $.01 per share; Authorized - 10,000,000 shares; issued - 1,732,227 shares	17,323	17,323
Capital in excess of par value	20,014,257	20,051,446
Retained earnings	19,664,147	22,211,098
Accumulated other comprehensive income	834,667	299,102
Treasury stock - Class A common, 65,340 and 104,020 shares; Class B common, 64,801 and 64,801 shares, at cost	(1,302,663)	(1,692,496)
Total shareholders' equity	39,254,346	40,913,088
Total liabilities and shareholders' equity	$ 75,601,596	$ 71,206,445

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income

	Year ended July 31, 2008	2007	2006
Revenue	$110,532,816	$102,496,123	$97,080,158
Cost of professional services and other direct operating expenses	44,658,180	39,889,286	40,335,429
Subcontract costs	15,833,829	17,215,450	16,219,008
Gross Profit	50,040,807	45,391,387	40,525,721
Administrative and indirect operating expenses	31,013,505	28,044,431	24,221,389
Marketing and related costs	11,950,306	10,689,698	9,335,050
Depreciation	1,483,931	1,347,723	1,136,718
Income from operations	5,593,065	5,309,535	5,832,564
Interest expense	(431,287)	(162,442)	(95,907)
Interest income	441,190	539,668	213,112
Other income (expense)	(184,354)	9,752	6,130
Net foreign currency exchange gain	134,009	23,382	12,212
Income from continuing operations before income taxes and minority interest	5,552,623	5,719,895	5,968,111
Income tax provision	2,112,675	1,039,375	2,147,443
Net income from continuing operations before minority interest	3,439,948	4,680,520	3,820,668
Minority interest	(1,606,338)	(1,965,099)	(838,995)
Net income from continuing operations	1,833,610	2,715,421	2,981,673
Income (loss) from discontinued operations	1,108	(156,280)	(484,909)
Income tax benefit (provision) on gain (loss) from discontinued operations	(332)	515,330	85,823
Net income	$ 1,834,386	$ 3,074,471	$ 2,582,587
Net income (loss) per common share: basic			
Continuing operations	$ 0.44	$ 0.65	$ 0.71
Discontinued operations	—	0.08	(0.09)
Net income per common share: basic	$ 0.44	$ 0.73	$ 0.62
Net income (loss) per common share: diluted			
Continuing operations	$ 0.43	$ 0.64	$ 0.71
Discontinued operations	—	0.08	(0.09)
Net income per common share: diluted	$ 0.43	$ 0.72	$ 0.62
Weighted average common shares outstanding: basic	4,164,186	4,194,673	4,180,287
Weighted average common shares outstanding: diluted	4,228,292	4,261,623	4,188,278

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

	Year ended July 31, 2008	2007	2006
Cash flows from operating activities:			
Net income	$ 1,834,386	$ 3,074,471	$ 2,582,587
Net income (loss) from discontinued operations, net of tax	776	359,050	(399,086)
Income from continuing operations	1,833,610	2,715,421	2,981,673
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	1,483,931	1,347,723	1,136,718
Deferred income taxes	814,534	(61,568)	(885,440)
Share-based compensation expense	339,625	121,396	212,506
Tax impact of share based compensation	33,457	—	—
Gain on disposition of property and equipment	(1,506)	(1,045)	(12,879)
Minority interest	1,606,338	1,965,099	838,995
Provision for contract adjustments	316,050	1,054,204	1,524,049
(Increase) decrease in:			
- contracts receivable, net	(5,119,697)	(785,115)	(6,988,714)
- other current assets	(634,636)	(457,894)	995,373
- income tax receivable	1,341,657	(1,357,213)	—
- other non-current assets	109,666	2,049,412	(1,070,554)
Increase (decrease) in:			
- accounts payable	(716,518)	872,240	3,139,863
- accrued payroll costs	(289,454)	(188,290)	2,476,876
- income taxes payable	(397,948)	(835,207)	1,463,170
- deferred revenue	1,031	(70,434)	(70,386)
- other accrued liabilities	1,101,783	(1,669,663)	3,254,813
- accrued interest and penalties	664,033	—	—
Net cash provided by operating activities	2,485,956	4,699,066	8,996,063
Cash flows provided by (used in) investing activities:			
Acquisition of minority interest of subsidiary	(116,677)	(166,000)	—
Purchase of property, building and equipment	(1,630,137)	(1,295,981)	(958,966)
Proceeds from maturity of investments	—	—	24,750
Payment for the purchase of bond	(1,072,186)	(3,408)	(3,279)
Cash used in investing activities	(2,819,000)	(1,465,389)	(937,495)
Cash flows provided by (used in) financing activities:			
Dividends paid	(1,535,492)	(1,464,921)	(1,420,930)
Proceeds from debt	1,160,814	298,519	549,925
Repayment of debt and capital lease obligations	(369,760)	(490,866)	(457,203)
Distributions to minority partners	(752,882)	(768,596)	(1,103,996)
Net proceeds from issuance of common stock	—	—	8,700
Purchase of treasury stock	(5,636)	(1,085,901)	(25,077)
Net cash used in financing activities	(1,502,956)	(3,511,765)	(2,448,581)
Effect of exchange rate changes on cash and cash equivalents	458,795	(224,485)	2,364
Discontinued Operations			
Net cash provided by (used in) discontinued operating activities	776	462,597	(409,644)
Net cash provided by discontinued investing activities - sale of assets	—	2,500,000	—
Net cash provided by (used in) discontinued operations	776	2,962,597	(409,644)
Net increase (decrease) in cash and cash equivalents	(1,376,429)	2,460,024	5,202,707
Cash and cash equivalents at beginning of period	15,554,523	13,094,499	7,596,025
Cash and cash equivalents at end of period	$ 14,178,094	$ 15,554,523	$ 12,798,732

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

	Class	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Comprehensive Income
Balance at July 31, 2005	A	2,514,235	$25,143	$17,622,172	$22,002,059	$(2,236,051)	120,494	$(987,199)	$(1,485,868)
	B	1,669,304	$16,693						
Net income	—	—	—	—	2,582,587	—	—	—	2,582,587
Reclassification due to adoption of FAS 123R	—	—	—	(158,993)	—	—	—	—	—
Foreign currency translation reserve	—	—	—	—	—	28,122	—	—	28,122
Cash dividends paid ($.33 per share)	—	—	—	—	(1,420,930)	—	—	—	—
Unrealized investment gain, net	—	—	—	—	—	(901)	—	—	(901)
Conversion of common stock - B to A	A	19,131	191	—	—	—	—	—	—
	B	(19,131)	(191)	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	—	—	—	—	2,595	(25,077)	—
Stock options exercised	A	1,200	12	8,688	—	—	—	—	—
Issuance of stock under stock award plan	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	130,277	—	—	—	—	—
Other	—	—	—	82,229	—	—	5,374	(41,372)	—
Balance at July 31, 2006	A	2,534,566	$25,346	$17,684,373	$23,163,716	$(2,208,830)	128,463	$(1,053,648)	$2,609,808
	B	1,650,173	16,502						
Net income	—	—	—	—	3,074,471	—	—	—	3,074,471
Reclassification adjustment for realized foreign currency translation loss in net income	—	—	—	—	—	2,110,431	—	—	2,110,431
Foreign currency translation reserve	—	—	—	—	—	397,476	—	—	397,476
Cash dividends paid ($.34 per share)	—	—	—	—	(1,464,921)	—	—	—	—
5% Stock Dividend	A	126,522.00	1,265	2,560,078	(2,562,168)	—	8,040	—	—
	B	82,464.00	825						
Unrealized investment gain, net	—	—	—	—	—	25	—	—	25
Conversion of common stock - B to A	A	410	4	—	—	—	—	—	—
	B	(410)	(4)	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	—	—	—	—	86,806	(1,085,901)	—
Issuance of stock under stock award plan	—	—	—	(325,985)	—	—	(57,620)	472,484	—
Share-based compensation expense	—	—	—	121,396	—	—	—	—	—
Tax impact of share based compensation	—	—	—	5,860	—	—	—	—	—
Other	—	—	—	5,724	—	—	3,132	(25,431)	—
Balance at July 31, 2007	A	2,661,498	$26,615	$20,051,446	$22,211,098	$299,102	168,821	$(1,692,496)	$5,582,403
	B	1,732,227	17,323						
Cumulative effect of adopting FIN 48	—	—	—	—	(2,845,845)	—	—	—	—
Adjusted Balance at July 31, 2007	A	2,661,498	$26,615	$20,051,446	$19,365,253	$299,102	168,821	$(1,692,496)	$5,582,403
	B	1,732,227	17,323						
Net income	—	—	—	—	1,834,386	—	—	—	1,834,386
Foreign currency translation reserve	—	—	—	—	—	536,446	—	—	536,446
Cash dividends paid ($.36 per share)	—	—	—	—	(1,535,492)	—	—	—	—
Unrealized investment gain, net	—	—	—	—	—	(881)	—	—	(881)
Repurchase of Class A common stock	—	—	—	—	—	—	536	(5,636)	—
Issuance of stock under stock award plan	—	—	—	(412,173)	—	—	(41,094)	412,173	—
Share-based compensation expense	—	—	—	339,625	—	—	—	—	—
Tax impact of share-based compensation	—	—	—	33,457	—	—	—	—	—
Other	—	—	—	1,902	—	—	1,878	(16,704)	—
Balance at July 31, 2008	A	2,661,498	$26,615	$20,014,257	$19,664,147	$834,667	130,141	$(1,302,663)	$2,369,951
	B	1,732,227	17,323						

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Summary of Operations and Basis of Presentation

Ecology and Environment, Inc. (the Company) is an environmental consulting and testing firm whose underlying philosophy is to provide a broad range of environmental consulting services worldwide so that sustainable economic and human development may proceed with minimum negative impact on the environment. These services include environmental audits and impact assessments, hazardous material site evaluations and response programs, water and groundwater monitoring, laboratory analyses, environmental infrastructure planning and many other projects provided by the Company's multidisciplinary professional staff. Revenues reflected in the Company's consolidated statement of income represent services rendered for which the Company maintains a primary contractual relationship with its customers. Included in revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors.

During fiscal years ended July 31, 2008, 2007 and 2006, the percentages of total revenues derived from contracts exclusively with the United States Department of Defense (DOD) were 11%, 9% and 18%.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. Also reflected in the financial statements is the 50% ownership in the Chinese operating joint venture, The Tianjin Green Engineering Company. This joint venture is accounted for under the equity method. All significant intercompany transactions and balances have been eliminated.

b. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

c. Reclassifications

Certain prior year amounts were reclassified to conform to the 2008 financial statement presentation.

d. Revenue recognition

Substantially all of the Company's revenue is derived from environmental consulting work, with the balance derived from aquaculture. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

Contract Type	Work Type	Revenue Recognition Policy
Fixed Price	Consulting	Percentage of completion, approximating the ratio of total costs incurred to date to total estimated costs.
Cost-Type	Consulting	Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts.
Time and Materials	Consulting	As incurred at contract rates.

Substantially all of the Company's cost-type work is with federal governmental agencies and, as such, is subject to audits after contract completion. Under these cost-type contracts, provisions for adjustments to accrued revenue are recognized on an annual basis and based on past audit settlement history. Government audits have been completed and final rates have been negotiated through fiscal year 2001. The balance in the allowance for contract adjustments accounts principally represents a reserve for contract adjustments for the fiscal years 1996-2008.

We reduce our accounts receivable and costs and accrued earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions that the client may be subject to.

Change orders can occur when changes in scope are made after project work has begun, and can be initiated by either the Company or its clients. Claims are amounts in excess of the agreed contract price which the Company seeks to recover from a client for customer delays and / or errors or unapproved change orders that are in dispute. Costs related to change orders and claims are recognized as incurred. Revenues are recognized on change orders (including profit) when it is probable that the change order will be approved and the amount can be reasonably estimated. Revenue on claims is not recognized until the claim is approved by the customer.

All bid and proposal and other pre-contract costs are expensed as incurred. Out of pocket expenses such as travel, meals, field supplies, and other costs billed direct to contracts are included in both revenues and cost of professional services.

e. Investment securities

Investment securities have been classified as available for sale and are stated at estimated fair value. Unrealized gains or losses related to investment securities available for sale are reflected in accumulated other comprehensive income, net of applicable income taxes in the consolidated balance sheet and statement of changes in shareholders' equity. The cost of securities sold is based on the specific identification method. The Company had gross unrealized gains of approximately $5,000 in fiscal year 2008 and 2007.

f. Property, building and equipment, depreciation and amortization

Property, building and equipment are stated at cost. Office furniture and all equipment are depreciated on the straight-line method for book purposes, excluding computer equipment which is depreciated on the accelerated method for book purposes, and on accelerated methods for tax purposes over the estimated useful lives of the assets (three to seven years). The headquarters building is depreciated on the straight-line method for both book and tax purposes over an estimated useful life of 32 years. Its components are depreciated over their estimated useful lives ranging from 7 to 15 years. The analytical services center building and warehouse is depreciated on the straight-line method over an estimated useful life of 40 years for both book and tax purposes. Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

g. Fair value of financial instruments

The carrying amount of cash and cash equivalents, contracts receivable and accounts payable at July 31, 2008 and 2007 approximate fair value. Investment securities available for sale are carried at estimated fair value. Long-term debt consists of bank loans and capitalized equipment leases. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt, management believes that the carrying amount of long-term debt at July 31, 2008 and July 31, 2007 approximates fair value.

h. Translation of foreign currencies

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Translation adjustments are deferred in accumulated other comprehensive income.

The financial statements of foreign subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates transaction adjustments which are included in net income. There were no highly inflationary economy translation adjustments for fiscal years 2006-2008.

i. Income taxes

The Company follows the asset and liability approach to account for income taxes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could be reduced in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

The Company has significant deferred tax assets, resulting principally from contract reserves, fixed assets and domestic net operating loss carryforwards ("NOLs"). As required by the Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes" (SFAS 109) the Company periodically evaluates the likelihood of realization of deferred tax assets, and has determined that no valuation allowance is presently necessary.

In July of 2006, FASB issued Interpretation No. 48 (FIN 48), an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company adopted FIN 48 beginning August 1, 2007. See Note 18 to Consolidated Financial Statements for additional information.

j. Pension costs

The Company has a non-contributory defined contribution plan providing deferred benefits for substantially all of the Company's employees. The Company also had a supplemental defined contribution plan (SERP) to provide deferred benefits for senior executives of the Company. The annual expense of the Company's supplemental defined contribution plan is based on a percentage of eligible wages as authorized by the Company's Board of Directors. Benefits under this plan are funded as accrued. The SERP was terminated effective July 31, 2006 and balances totaling approximately $342,000 were paid in the first quarter of fiscal year 2007.

The Company does not offer any benefits that would result in a liability under either FASB Statement No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) or Statement No. 112 "Employers' Accounting for Post Employment Benefits (SFAS 112)."

k. Stock based compensation

The Company adopted SFAS 123(R), Share-Based Payment (SBP), effective August 1, 2005. The Statement requires companies to expense the value of employee stock options and similar awards. Under SFAS 123(R), SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised.

l. Earnings per share (EPS)

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. See Note 13 to Consolidated Financial Statements for additional information.

m. Comprehensive Income

Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." The term "comprehensive income" is used to describe the total net earnings plus other comprehensive income. For the Company, other comprehensive income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

n. Segment reporting

Ecology and Environment Inc. formerly had two reportable segments which differentiated by product line: consulting services and aquaculture. The consulting services segment provides broad based environmental services encompassing impact assessments, surveys, air and water quality management, environmental engineering, environmental infrastructure planning, and industrial hygiene and occupational health studies to a worldwide base of customers. The aquaculture segment included the operation of the Company's shrimp farm in Costa Rica (closed in fiscal year 2003, sold in fiscal year 2007 resulting in a pretax gain of $960,131) and its current fish farm operation in Jordan. Effective with fiscal year 2008, the Company has ceased its segment reporting due to the immateriality of its remaining aquaculture business (approximately $50,000 of revenues in fiscal year 2008) and the low probability of any expansion of this activity in the future.

o. Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with FASB No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."(SFAS 144). SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

p. Goodwill

During the first quarter of fiscal year 2008, additional goodwill of $256,000 was recorded as a result of the purchase of additional shares of Gustavson Associates LLC. In accordance with SFAS 142, the total goodwill of approximately $1.1 million is not amortized and is subject to an annual assessment for impairment.

3. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in income-producing short-term investments. At July 31, 2008 and 2007, short-term investments consist of commercial paper and money market funds and are carried at cost. Short-term investments amounted to approximately $2.7 million and $2.6 million at July 31, 2008 and 2007, respectively, and are reflected in cash and cash equivalents in the accompanying consolidated balance sheet and statement of cash flows.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest amounted to approximately $125,000, $162,000, and $96,000 in fiscal years 2008, 2007 and 2006, respectively. Cash paid for income taxes amounted to approximately $1.1 million, $2.2 million, and $1.3 million in fiscal years 2008, 2007 and 2006, respectively. Additionally in the first quarter of fiscal year 2008, Gustavson Associates LLC purchased from minority unit holder, Prospect Resources, their remaining 50 ownership units. Prospect was paid $466,708 for its units with 25% of the amount paid in cash, and the assumption of a $350,000 three year note with a six percent annualized interest rate.

4. Contract Receivables, net

	July 31 2008	2007
United States government -		
Billed	$3,431,437	$2,905,030
Unbilled	2,669,211	4,195,989
	6,100,648	7,101,019
Industrial customers and state and municipal governments -		
Billed	20,811,500	19,819,270
Unbilled	16,690,360	11,562,522
	37,501,860	31,381,792
Less allowance for doubtful accounts and contract adjustments -	(2,056,573)	(1,740,523)
	$41,545,935	$36,742,288

United States government receivables arise from long-term U.S. government prime contracts and subcontracts. Unbilled receivables result from revenues which have been earned, but are not billed as of period-end. The above unbilled balances are comprised of incurred costs plus fees not yet processed and billed; and differences between year-to-date provisional billings and year-to-date actual contract costs incurred. Management anticipates that the July 31, 2008 unbilled receivables will be substantially billed and collected within one year. Within the above billed balances are contractual retainages in the amount of approximately $290,000 at July 31, 2008 and $409,000 at July 31, 2007. Management anticipates that the July 31, 2008 retainage balance will be substantially collected within one year. Included in the balance of receivables for industrial customers and state and municipal customers are receivables, net of subcontract costs, due under the contracts in Saudi Arabia and Kuwait of $3.5 million at July 31, 2008 and $3.9 million at July 31, 2007.

Included in other accrued liabilities is an additional allowance for contract adjustments relating to potential cost disallowances on amounts billed and collected in current and prior years' projects of approximately $4.0 million and $3.9 million at July 31, 2008 and 2007, respectively. Also included in other accrued liabilities is a reclassification of billings in excess of recognized revenues of approximately $4.6 million at July 31, 2008 and $4.0 million at July 31, 2007. The allowance for contract adjustments is recorded for contract disputes and government audits when the amounts are estimatable.

5. Property, Building and Equipment, net

	July 31 2008	2007
Land	$ 543,051	$ 543,051
Buildings	11,180,516	11,154,672
Laboratory and other equipment	3,187,973	3,072,609
Information technology equipment	7,265,335	6,369,348
Office furniture and equipment	2,748,782	2,417,764
Leasehold improvements and other	1,727,927	1,590,222
	$26,653,584	$25,147,666
Less accumulated depreciation and amortization	(18,780,336)	(17,422,131)
	$ 7,873,248	$ 7,725,535

6. Line of Credit

The Company maintains unsecured lines of credit available for working capital and letters of credit of $20 million with various banks at one-half percent below the prevailing prime rate. Other lines are available solely for letters of credit in the amount of $18.5 million. The Brazilian subsidiary in July 2008 borrowed $1 million under a four month term note at 5.19% annualized interest rate. The Company guarantees both the Brazilian term note and the Walsh Environmental line of credit. The banks have recently reaffirmed the Company's lines of credit. At July 31, 2008 and 2007 the Company had letters of credit outstanding totaling approximately $1.2 million and $1.3 million, respectively. At July 31, 2008 there was only the $1 million borrowing from the Brazilian subsidiary for working capital. After letters of credit and loans, there is $37.0 million of line still available at July 31, 2008. At July 31, 2007 there were no borrowings for working capital against the lines of credit. The Company believes that cash flows from operations and borrowings against the line of credit will be sufficient to cover all working capital requirements for at least the next twelve months and the foreseeable future.

7. Debt and Capital Lease Obligations

Debt inclusive of capital lease obligations consists of the following:

	July 31 2008	2007
Various bank loans and advances at subsidiaries with interest rates ranging from 5% to 14%	$1,702,392	$477,466
Capital lease obligations at subsidiaries with varying interest rates averaging 11%	157,192	241,033
	1,859,584	718,499
Less: current portion of debt and capital lease obligations	(1,377,827)	(333,229)
Long-term debt and capital lease obligations	$481,757	$385,270

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2008 are as follows:

Fiscal Year	Amount
2009	$1,377,827
2010	212,962
2011	176,601
2012	30,770
2013	32,667
Thereafter	28,757
	$1,859,584

8. Income Taxes

The provision (benefit) for income taxes was as follows:

	Fiscal Year 2008	2007	2006
Current:			
Federal	$ 72,694	$ 596,564	$ 2,340,755
State	172,021	224,987	369,118
Foreign	979,820	516,711	448,126
	$ 1,224,535	$ 1,338,262	$ 3,157,999
Deferred:			
Federal	$ 1,117,191	$ (214,280)	$ (926,101)
State	84,164	(84,607)	(84,455)
Foreign	(313,215)	—	—
	$ 888,140	$ (298,887)	$(1,010,556)
	$ 2,112,675	$ 1,039,375	$ 2,147,443

A reconciliation of income tax expense (benefit) using the statutory U.S. income tax rate compared with actual income tax expense (benefit) was as follows:

	2008	2007	2006
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
Re-evaluation of tax contingencies	—	(8.9)	—
Income from "pass-through" entities taxable to minority partners	(5.8)	(7.9)	(4.6)
International rate differences	(0.1)	(2.6)	4.3
Extraterritorial income tax exclusion	—	(0.9)	(1.4)
State taxes, net of federal benefit	4.1	2.2	3.4
Other	5.8	2.3	0.3
Total	38.0%	18.2%	36.0%

The significant components of deferred tax assets (liabilities) are as follows:

	Fiscal Year 2008	2007
Contract and other reserves	$3,173,351	$3,252,519
Fixed assets and intangibles	855,144	1,148,248
Accrued compensation	672,134	625,289
Net operating loss carryforwards	586,827	1,708,130
Foreign and state income taxes	910,683	—
Accrued interest	359,781	—
Other	547,524	178,918
Deferred tax assets	$7,105,443	$6,913,104
State income taxes	(268,326)	(312,144)
Deferred tax liabilities	(268,326)	(312,144)
Net deferred tax asset	$6,837,117	$6,600,960

The net change in deferred tax assets and liabilities was due to an increase in deferred tax assets related to the adoption of FIN 48.

The Company has not recorded income taxes applicable to undistributed earnings of all foreign subsidiaries that are indefinitely reinvested in those operations. At July 31, 2008, these amounts related primarily to operations in Saudi Arabia and Chile of approximately $ 1,880,000.

The Company's tax benefit related to continuing operations for fiscal year ended July 31, 2007 reflects an additional benefit of $510,000 as a result of a change in its estimated contingent tax liabilities for income tax audits. These contingent liabilities were re-evaluated and a downward adjustment was made as a result of an appeals settlement that occurred in July of 2007 relating to positions taken on the Company's fiscal 2004 and fiscal 2005 tax returns. In September of 2007 the Internal Revenue Service concluded the audits of fiscal 2004 through 2006.

As of July 31, 2008, for federal income tax return purposes, the Company has approximately $1,700,000 of U.S. federal net operating loss carryforwards available to offset future taxable income. This loss carryforward will expire in 2027. SFAS 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. Management believes that future taxable income should be sufficient to realize all of our deferred tax assets.

In July of 2006, the FASB issued FIN 48, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company adopted FIN 48 beginning August 1, 2007. See Note 18 to Consolidated Financial Statements for additional information.

9. Shareholders' Equity

a. Class A and Class B common stock

The relative rights, preferences and limitations of the Company's Class A and Class B common stock can be summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

b. Stock Award Plan

Effective March 16, 1998, the Company adopted the Ecology and Environment, Inc. 1998 Stock Award Plan (the "1998 Plan"). To supplement the 1998 Plan, the 2003 Stock Award Plan (the "2003 Plan") was approved by the shareholders at the annual meeting held in January 2004 (the 1998 Plan and the 2003 Plan collectively referred to as the "Award Plan"). The 2003 Plan was approved retroactive to October 16, 2003 and will terminate on October 15, 2008. Under the Award Plan key employees (including officers) of the Company or any of its present or future subsidiaries may be designated to received awards of Class A common stock of the Company as a bonus for services rendered to the Company or its subsidiaries, without payment therefore, based upon the fair market value of the Company stock at the time of the award. The Award Plan authorizes the Company's board of directors to determine for what period of time and under what circumstances awards can be forfeited.

The Company issued 41,094 shares valued at $495,183 in October 2007 pursuant to the Award Plan. These awards issued have a three year vesting period. The "pool" of excess tax benefits accumulated in Capital in Excess of Par Value at July 31, 2008 and July 31, 2007 was approximately $122,000 and $88,000, respectively. Total gross compensation expense is recognized over the vesting period. Unrecognized compensation expense was approximately $496,000 and $349,000 at July 31, 2008 and 2007, respectively.

c. Stock dividend

On July 19, 2007, the Board of Directors declared a 5% stock dividend on the Company's Class A and Class B common stock distributed on August 31, 2007 to shareholders of record on August 1, 2007. As of July 31, 2007, an amount equal to the fair value of the common stock distributed was transferred from retained earnings to the common stock and capital in excess of par value accounts. All data with respect to net income per common share, weighted average common shares outstanding, and dividends paid have been retroactively adjusted to reflect the stock dividend.

d. Stock repurchase

In October of 2008, the Company repurchased 197,594 shares of Class A common stock at $8.75 per share.

10. Shareholders' Equity - Restrictive Agreement

Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and some of their children. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

11. Lease Commitments

The Company rents certain office facilities and equipment under non-cancelable operating leases. The Company also rents certain facilities for servicing project sites over the term of the related long-term government contracts. These contracts provide for reimbursement of any remaining rental commitments under such lease agreements in the event that the government terminates the contract.

At July 31, 2008, future minimum rental commitments are as follows:

Fiscal Year	Amount
2009	$ 2,624,870
2010	2,221,915
2011	1,752,384
2012	1,272,833
2013	1,058,575
Thereafter	2,146,674

Lease agreements may contain step rent provisions and/or free rent concessions. In such cases, any material leases are in compliance with paragraph 15 of the FASB Statement No. 13 "Accounting for Leases" (SFAS 13). Lease payments based on a price index have rent expense recognized on a straight line or substantially equivalent basis, and they are included in the calculation of minimum lease payments in accordance with the FASB Statement No. 29 "Determining Contingent Rentals" (SFAS 29). Gross rental expense under the above lease commitments for 2008, 2007, and 2006 was approximately $2.6 million, $2.5 million and $2.7 million, respectively.

12. Defined Contribution Plans

Contributions to the defined contribution plan and supplemental retirement plan are discretionary and determined annually by the Board of Directors. The total expense under the plans for fiscal years 2008, 2007, and 2006 was approximately $1.5 million, $1.5 million and $1.3 million, respectively.

13. Earnings Per Share

The computation of basic earnings per share reconciled to diluted earnings per share follows:

	Fiscal Year 2008	2007	2006
Net income from continuing operations available to common stockholders	$1,833,610	$2,715,421	$2,981,673
Net income (loss) from discontinued operations available to common stockholders	776	359,050	(399,086)
Net income available to common stockholders	$1,834,386	$3,074,471	$2,582,587
Weighted-average common shares outstanding (basic)	4,164,186	4,194,673	4,180,287
Basic earnings (loss) per share:			
Continued operations	$ 0.44	$ 0.65	$ 0.71
Discontinued operations	—	0.08	(0.09)
Basic earnings per share	$ 0.44	$ 0.73	$ 0.62
Incremental shares from assumed conversions of restricted stock awards	64,106	66,950	7,991
Adjusted weighted-average common shares outstanding	4,228,292	4,261,623	4,188,278
Diluted earnings (loss) per share:			
Continued operations	$ 0.43	$ 0.64	$ 0.71
Discontinued operations	—	0.08	(0.09)
Diluted earnings per share	$ 0.43	$ 0.72	$ 0.62

After consideration of all the rights and privileges of the Class A and Class B stockholders discussed in Note 9, in particular the right of the holders of the Class B common stock to elect no less than 75% of the Board of Directors making it highly unlikely that the Company will pay a dividend on Class A common stock in excess of Class B common stock, the Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B share are equal amounts.

14. Commitments and Contingencies

From time to time, the Company is named defendant in legal actions arising out of the normal course of business. The Company is not a party to any pending legal proceeding the resolution of which the management of the Company believes will have a material adverse effect on the Company's results of operations, financial condition, cash flows, or to any other pending legal proceedings other than ordinary, routine litigation incidental to its business. The Company maintains liability insurance against risks arising out of the normal course of business.

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract. Generally, termination costs include unpaid costs incurred to date, earned fees and any additional costs directly allocable to the termination.

15. Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurement" (SFAS 157), which established a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. SFAS 157 is effective for the Company's 2009 fiscal year. The Company is assessing the impact that the adoption of SFAS 157 may have on its financial statements.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). The fair value option established by SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for the Company's 2009 fiscal year. The Company is assessing the impact that the adoption of SFAS 159 may have on its financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - An amendment of ARB No. 51." This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, for the fiscal year ending July 31, 2010 for the Company). Earlier adoption is prohibited. The Company is currently assessing the effect SFAS 160 will have on its financial statements.

In December 2007, the FASB issued SFAS No. 141R (revised 2007), "Business Combinations" (SFAS 141R). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning August 1, 2009 and will change the accounting for business combinations on a prospective basis. The Company is assessing the impact that the adoption of SFAS 141R may have on its financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities". This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company is assessing the impact that the adoption of EITF 03-6-1 may have on its financial statements.

16. Other Accrued Liabilities

	July 31, 2008	July 31, 2007
Allowance for contract adjustments	$ 3,969,980	$ 3,925,525
Billings in excess of revenue	4,642,578	3,995,645
Other	1,355,932	945,537
	$ 9,968,490	$ 8,866,707

17. Transfer of Ownership/Dispositions

On September 1, 2007 Gustavson Associates LLC purchased from minority unit holder, Prospect Resources, their remaining 50 ownership units. Prospect was paid $466,708 for its units with 25% of the amount paid in cash, and the assumption of a three year note with a six percent annualized interest rate. The purchase price that was paid was at a premium over the capital value of the units. This excess created additional goodwill of $255,578 which was recorded in the first quarter.

On May 15, 2007 one of the Walsh Peruvian minority shareholders sold 14% of their shares in that subsidiary for $332,000. Half of the shares were purchased back by the Peruvian company, and the other half was purchased by Walsh Environmental Scientists and Engineers, LLC (the majority shareholder). Both of the transactions were completed for the same terms and conditions. Half of the purchase price was paid in cash and the remainder was taken as loans to be repaid over a two and a half year period. The purchase price that was paid was at a premium over the book value of the stock. This has created additional goodwill of approximately $147,000 that was booked in the fourth quarter.

On January 9, 2007 the Company sold its interest in the shrimp farm in Costa Rica to the Roozen Group for $2,500,000 in cash. When the farm was closed in fiscal year 2003, the Company recorded an impairment charge. The previously unrecognized foreign translation loss in the amount of approximately $1.5 million has been accounted for in the computation of the current year gain on sale. There was a pretax gain on the sale of the farm of $960,131 after deducting costs of the sale. This gain is included in the accompanying financial statements under discontinued operations.

18. Adoption of New Accounting Principles – Accounting for Uncertainty in Income Taxes

Effective August 1, 2007, the Company was required to adopt FIN 48. FIN 48 applies to all income tax positions and clarifies the recognition of tax benefits in the financial statements by providing a two-step approach to recognition and measurement. The first step involves assessing whether the tax position is more likely than not to be sustained upon examination based on the technical merits. The second step involves measurement of the amount to recognize. Tax positions that meet the more likely then not threshold are measured at the largest amount of tax benefit greater than 50% likely of being realized upon ultimate finalization with tax authorities.

Upon adoption, the Company recorded a decrease to retained earnings as of August 1, 2007 of $2,845,845 as a cumulative effect of a change in accounting principle for the adoption of FIN 48 with corresponding increases to the liability for uncertain tax positions of $2,502,108, the non-current deferred tax asset of $1,116,079, and the liability for interest and penalties associated with uncertain tax positions of $1,447,955. The Company also decreased the current deferred tax assets of $67,869 and minority interest liability of $56,008. At August 1, 2007 E & E had approximately $2,523,443 of gross unrecognized tax benefits that if recognized, would favorably affect the effective income tax rate in future periods.

The Company's majority owned subsidiary, the Consortium of International Contracts LLC (CIC) entered into three Environmental Services Agreements (ESAs) with a public authority of the State of Kuwait which were funded by the United Nations Compensation Commission (UNCC). CIC's work connected with the ESAs began in fiscal 2002 and extended into fiscal year 2007. The ESAs between the client, the Public Authority for Assessment of Compensation for Damages Resulting from Iraqi Aggression (PAAC), and CIC were signed in January of 2002. These ESAs contemplated the receipt of a tax exemption order from Kuwait's Ministry of Finance declaring that the income generated by CIC, and in turn the Company, to the extent that the Company performed work for CIC under the ESAs would be exempt from Kuwait income tax. The ESAs also provide that CIC would be entitled to be reimbursed by PAAC for Kuwait income tax costs, if any, as finally determined. CIC was given written notice in May 2002 by PAAC that the tax exemption order contemplated in the ESAs had officially been granted by the Ministry of Finance and that CIC would not be required to obtain a tax clearance certificate. In fiscal year 2007, CIC received notification from PAAC that it should file Kuwait income tax returns, notwithstanding the earlier May 2002 notification letter to the contrary, with the Ministry of Finance in order to facilitate the closure and final payments under the ESAs. Upon notification from PAAC in fiscal year 2007, the Company evaluated their position under the related guidance of FAS 5 "Accounting for Contingencies" and concluded a reasonable estimate could not be identified. While the Company evaluated the likelihood of the probability of success of its tax exempt status, a reasonable estimate of the tax liability of the contracts could not be made due to the subjective nature of the Kuwait tax system on foreign companies. In addition, the Company considered, and still maintains that any additional tax liability would be offset by an obligation for reimbursement from its client PAAC for any income taxes, penalties and interest.

Under the new guidance for uncertain tax positions, the Company does not believe that the tax exempt order claimed by PAAC to have been received, will meet the more likely than not threshold to obtain benefit, and has therefore accrued a cumulative impact of adoption related to the Kuwait income taxes. The Company has continued its assertion of a contractual obligation for reimbursement from PAAC should any tax liability be agreed to with the Kuwait Ministry of Finance, however the assessment of this reimbursement is not permitted under FIN 48. E & E's management believes that, given the ESAs provisions, providing for reimbursement of any Kuwait income taxes, this liability recorded for estimated income taxes in Kuwait, may lead to volatility in the Company's future reported earnings when the Company's actual exposure is settled.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through fiscal 2006. The Company's tax matters for the fiscal years 2007 and 2008 remain subject to examination by the Internal Revenue Service. The Company's New York State tax matters have been concluded for years through fiscal 2005. The Company's tax matters in other material jurisdictions remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses. For the year ended July 31, 2008, E & E recognized interest and penalties of approximately $576,000. For the year ended July 31, 2008, E & E incurred a foreign exchange loss of $144,000 to adjust the FIN 48 Kuwait tax reserve, penalties and interest and related federal tax benefit to current exchange rates.

It is reasonably possible that the liability associated with our unrecognized tax benefits will increase or decrease within the next twelve months. These changes will most likely be the result of the Kuwait tax matter described above. At this time, an estimate of the range of the reasonably possible outcomes cannot be made.

At July 31, 2008, E&E had approximately $2,746,504 of gross unrecognized tax benefits that if recognized, would favorably affect the effective income tax rate in future periods. At July 31, 2008, the liability for uncertain tax positions and associated interest and penalties are classified as noncurrent liabilities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at August 1, 2007 - adoption of FIN 48	$2,523,443
New current year tax positions	48,344
Adjustments to prior year tax positions	47,765
Foreign currency effect	126,952
Balance at July 31, 2008	$2,746,504

19. Venezuela – Discontinued Operations

During the fourth quarter of 2007, due to a continuing deterioration in business and political conditions in Venezuela and the likelihood that E&E's Venezuelan subsidiary would no longer be able to compete for contracts within the country, the Company evaluated its investment in its Venezuelan subsidiary and recognized a write-off of $1.1 million ($146,000 after tax or $.03 per share) to reflect the estimated reduction in the value of the net assets of the Company's Venezuela subsidiary. During the first quarter of 2008 the Company decided to close its subsidiary in Venezuela effective as soon as possible and, accordingly, has reclassified its operations as discontinued. The cessation of business in Venezuela has resulted in termination benefits for employees according to in-country regulations and other charges which have not been significant.

20. Selected Quarterly Financial Data (unaudited)

(In thousands, except per share information)

2008	First	Second	Third	Fourth
Revenues	$ 25,647	$ 24,078	$ 27,413	$ 33,395
Gross profit	12,216	11,058	12,146	14,621
Income (loss) from operations	1,513	654	915	2,511
Income (loss) from continuing operations before income taxes and minority interest	1,511	651	609	2,782
Net income from continuing operations	501	130	123	1,080
Net income (loss) from discontinued operations	—	—	—	—
Net income	$ 501	$ 130	$ 123	$ 1,080
Net income (loss) per common share: basic				
Continuing operations	$ .12	$ .03	$ .03	$ .26
Discontinued operations	—	—	—	—
Net income per common share: basic	$ .12	$ .03	$ .03	$ .26
Net income (loss) per common share: diluted				
Continuing operations	$ .12	$ .03	$ .03	$ .25
Discontinued operations	—	—	—	—
Net income per common share: diluted	$ .12	$ .03	$ .03	$ .25

2007	First	Second	Third	Fourth
Revenues	$ 23,941	$ 23,849	$ 26,262	$ 28,444
Gross profit	11,124	10,503	11,940	11,824
Income from operations	1,785	1,449	1,347	729
Income from continuing operations before income taxes and minority interest	1,838	1,506	1,460	916
Net income from continuing operations	779	591	478	1,388
Net income (loss) from discontinued operations	(58)	631	1	(736)
Net income	$ 721	$ 1,222	$ 479	$ 652
Net income (loss) per common share: basic				
Continuing operations	$ .18	$ .14	$ .11	$ .34
Discontinued operations	(.01)	.15	—	(.18)
Net income per common share: basic	$ .17	$ .29	$ .11	$ .16
Net income (loss) per common share: diluted				
Continuing operations	$ .18	$ .14	$ .11	$ .33
Discontinued operations	(.01)	.15	—	(.18)
Net income per common share: diluted	$ .17	$ .29	$ .11	$ .15

Market for E & E's Common Equity and Related Stockholder Matters

The Company's Class A Common Stock was traded on the American Stock Exchange prior to September 8, 2008. From that date onward, it has traded on NASDAQ under the ticker symbol: EEI. There is no separate market for the Company's Class B Common Stock. The following table represents the range of high and low prices of the Company's Class A Common Stock as reported by the American Stock Exchange for the periods indicated.

FISCAL 2008	High	Low
First Quarter (commencing August 1, 2007 - October 27, 2007)	$ 12.90	$ 11.20
Second Quarter (commencing October 28, 2007 - January 26, 2008)	12.25	10.20
Third Quarter (commencing January 27, 2008 - April 26, 2008)	12.39	10.60
Fourth Quarter (commencing April 27, 2008 - July 31, 2008)	11.85	10.35

FISCAL 2007	High	Low
First Quarter (commencing August 1, 2006 - October 28, 2006)	$ 10.34	$ 9.87
Second Quarter (commencing October 29, 2006 - January 27, 2007)	11.81	9.96
Third Quarter (commencing January 28, 2007 - April 28, 2007)	13.05	11.01
Fourth Quarter (commencing April 29, 2007 - July 31, 2007)	13.45	12.05

As of September 30, 2008, the number of holders of record of the Company's Common Stock was 437. The Company estimates that it has a significantly greater number of Class A Common Stock shareholders because a substantial number of the Company's shares are held in street name.



Company specialists observe the erection of one of the giant turbines being installed for our client in Wyoming County, NY for the Wethersfield Wind Farm.

ecology and environment, inc.
International Specialists in the Environment

BOARD OF DIRECTORS

Gerhard J. Neumaier
Chairman and Director
Frank B. Silvestro
Executive Vice President and Director
Gerald A. Strobel, P.E.
Executive Vice President of Technical Services and Director
Ronald L. Frank
Executive Vice President of Finance, Secretary, and Director
Gerard A. Gallagher, Jr., retired Company officer
Director
Harvey J. Gross, independent insurance broker and capital financing consultant
Director
Ross M. Cellino, attorney
Director
Timothy Butler, retired bank executive
Director

CORPORATE OFFICERS

Gerhard J. Neumaier
Chairman
Kevin S. Neumaier, P.E.
President and Chief Executive Officer
Frank B. Silvestro
Executive Vice President
Gerald A. Strobel, P.E.
Executive Vice President of Technical Services
Ronald L. Frank
Executive Vice President of Finance, Secretary
Laurence M. Brickman, Ph.D.
Senior Vice President
Gerard A. Gallagher, III
Senior Vice President of Environmental Sustainability
Roger J. Gray
Senior Vice President
Fred J. McKosky, P.E.
Senior Vice President
Ronald J. Skare
Senior Vice President
Nancy Aungst
Vice President
James B. Collins
Vice President
Kevin Donovan
Vice President
Timothy J. Grady, P.E.
Vice President
Craig Hathaway, C.P.A.
Vice President of Finance
Cheryl A. Karpowicz
Vice President
H. John Mye, P.E.
Vice President, Treasurer and Chief Financial Officer
Christopher L. Quina, P.G.
Vice President
Richard Rudy, P.G., C.P.G.
Vice President
George A. Rusk, J.D.
Vice President
Carmine A. Tronolone
Vice President
George W. Welsh
Vice President
Coleen C. Mullaney-Westfall, J.D.
Assistant Secretary

CORPORATE OFFICES

Buffalo Corporate Center
368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: 1 (716) 684-8060
FAX: 1 (716) 684-0844
E-MAIL: jmye@ene.com
WEB: www.ene.com

STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
TEL: 1 (212) 936-5100

EXCHANGE LISTING

NASDAQ® Global Market
Ticker Symbol: EEI

INDEPENDENT AUDITOR

Schneider Downs & Co., Inc.
1133 Penn Avenue
Pittsburgh, PA 15222

LEGAL COUNSEL

Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600
Buffalo, New York 14203

FORM 10-K

E & E's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities. Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to Mr. H. John Mye, Chief Financial Office Ecology and Environment, Inc., 368 Pleasant View Drive, Lancaster, NY 14086-1397.

OTHER OFFICES

Albany
Anchorage
Baton Rouge
Blue Mountain Lake
Boulder
Chicago
Dallas
Greenville
Houston
Kansas City
Long Beach
Miami
New York City
Oakland
Orlando
Pensacola
Portland
San Diego
San Francisco
Seattle
Tallahassee
Virginia Beach
Washington
West Palm Beach

SUBSIDIARIES

American Arab Aquaculture Company (Jordan)
Consortium of International Consultants, LLC
E & E Environmental Services, LLC (Russia)
E & E International, LLC (Russia)
E & E Umwelt-Beratung GmbH (Germany)
E & E Ward BMS Consulting Association
Ecology & Environment Engineering, Inc.
Ecology & Environment of Saudi Arabia Co. Ltd.
Ecology and Environment de Chile S.A.
Ecology and Environment de Mexico, S.A. de C.
ecology and environment do brasil Ltda.
Ecology and Environment International Services Inc
Ecology and Environment South America Inc. (Cayman Islands)
Ecology and Environment, S.A. (Venezuela)
Gestion Ambiental Consultores S.A (Chile)
Gustavson Associates, LLC Serbiacious Ambiental
Walsh, S.A. (Ecuador)
Tianjin Green Engineering Company (China)
Walsh Environmental Scientists & Engineers, LLC
Walsh Peru, S.A

ecology and environment, inc.
International Specialists in the Environment

WWW.ENE.COM

